FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1Name and Address of Company

Avricore Health Inc. (the “Company”)

789 West Pender Street, Suite 810

Vancouver, BC V6C 1H2

Item 2Date of Material Change

June 18, 2019.

Item 3News Release

A news release was disseminated through the services of Globe Newswire (West) on June 18, 2019 and subsequently filed on SEDAR.

Item 4Summary of Material Change

The Company announced a series of leadership moves Sherif Guorgui, has decided to leave the Board of Directors to take on a roll on the Avricore Advisory Board, David Farnfield, will be appointed to the Board of Directors, David Houston, will join the Avricore Advisory Board, and Hector Bremner, will now serve as Executive Vice-President, Branding, Strategic Communications and Public Affairs of the Company.

Item 5Full Description of Material Change

Avricore announces today additions and changes to its board and executive team as the Company continues to align itself for further growth in the year ahead.

Sherif Guorgui is leaving the Board of Directors to take a role on the Company’s Advisory Board. “His guidance as one of Canada’s preeminent pharmacists has had a great impact on the Company’s progress and vision,” said CEO Bob Rai. “We are grateful that we will continue to benefit from his expertise and strategic advice.”

Joining the Board of Directors is David Farnfield, a Yale School of Economics graduate who brings 35 years of experience in commodity, currency and financial futures markets. While serving as Vice President at George Weston Limited, a large food manufacturer and distributor, David oversaw $1B+ in commodity and currency risk while overseeing their commodity division. He has led key negotiations between industry stakeholders on commodity supply agreements and is intimately familiar with product supply agreements.

Another addition to the Advisory Board is David Huston, President and CEO of Providen Pharmacy Logistics Ltd. located in Winnipeg, Manitoba. He is a Pharmacist and has extensive experience and knowledge of key target markets, as well as unique relationships which will support Avricore’s plan in the year ahead.

Lastly, Hector Bremner, who has served on the Advisory Board since January 2019, will now serve as Executive Vice-President, Branding, Strategic Communications and Public Affairs of the Company. Hector’s key responsibilities will be focused on communications and public affairs as well as working with key vendors to focus on business development.

“With these changes, Avricore is now even stronger I am very confident in our team’s ability to achieve our strategic plans for future growth,” said Bob Rai.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7 Omitted Information

No material information has been omitted. Full text is found in the news release.

Item 8  Executive Officer

Bob Rai, President and CEO, 604-613-4336

Item 9Date of Report

June 18, 2019

Forward-Looking Statements

Certain information set forth in this material change report may contain forward-looking statements that involve substantial known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential” or the negative thereof or other variations thereof or comparable terminology or other statements that are not historical facts. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company, including, but not limited to, risks associated with the impact of general economic conditions, industry conditions, dependence upon regulatory approvals, and the uncertainty of obtaining additional financing. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.